UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒                    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2004.

OR

☐                    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                  to

Commission file number 1-4422

A.  Full title of the plan and address of the plan, if different from that of issuer named below:

ROLLINS, INC.

ROLLINS 401(k) PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

ROLLINS, INC.

2170 PIEDMONT ROAD, N.E.

ATLANTA, GA  30324

ROLLINS, INC.

ROLLINS 401(k) PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

As of December 31, 2004 and 2003 and for the Year Ended December 31, 2004

Report of Grant Thornton LLP, Independent Registered Public Accounting Firm (2004)

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm (2003)

Audited Financial Statements

Statements of Net Assets Available for Benefits

Statements of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Supplemental Schedule Form 5500 - Schedule H-Line 4i – Schedule of Assets (Held at End of Year)

Index to Exhibits

Note: Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Plan Administrator

Rollins 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of Rollins 401(k) Plan (the “Plan”) as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Atlanta, Georgia
June 29, 2005

Report of Independent Registered Public Accounting Firm

Plan Administrator

Rollins 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Rollins 401(k) Plan as of December 31, 2003 and the related statements of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Rollins 401(k) Plan at December 31, 2003 and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Ernst & Young LLP
Atlanta, Georgia
June 18, 2004

Rollins 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2004	2003

Assets
Investment in Master Trust (Note 3)	$130,894,688	$117,707,629
Loans to participants	5,825,376	5,437,132
Employer contribution receivable	2,198,723	2,149,661
Total Assets	138,918,787	125,294,422

Liabilities
Refunds payable to participants	73,387	55,051
Total Liabilities	73,387	55,051
Net assets available for benefits	$138,845,400	$125,239,371

The accompanying notes are an integral part of these financial statements.

Rollins 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	For the year ended December 31
	2004	2003
ADDITIONS

Additions to net assets attributed to:
Net gain from investment in Master Trust	$12,694,644	$19,860,055
Contributions:
Participants	11,221,468	11,110,825
Employer	2,181,485	2,150,323
Interest income from loans to participants	343,670	390,490
Total additions	26,441,267	33,511,693

DEDUCTIONS

Deductions from net assets attributed to:
Distributions to participants	12,835,238	10,866,439
Total deductions	12,835,238	10,866,439

Net increase	13,606,029	22,645,254

NET ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF THE YEAR	125,239,371	102,594,117
END OF THE YEAR	$138,845,400	$125,239,371

The accompanying notes are an integral part of these financial statements.

Rollins 401(k) Plan

Notes to Financial Statements

As of December 31, 2004 and 2003

NOTE A – DESCRIPTION OF PLAN

The following brief description of the Rollins 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

1.  General

The Plan, as amended and restated, is a defined contribution plan. All employees of Rollins, Inc. (the “Company”), except those who are members of a collective bargaining unit, PCO Services, Inc. (“the Company’s Canadian subsidiary”),Western Industries North, Inc. and Western Industries South, Inc. employees, are eligible to participate in the Plan on the first day of the quarter following the completion of six months of service, as defined. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

2.  Plan Administration

The Plan Sponsor has appointed the Company’s Chief Financial Officer as the Plan Administrator and The Northern Trust Company (“Northern”) as the Plan Trustee.  Hewitt Associates (“Hewitt”) provides recordkeeping and other administrative services to the Plan.

3.  Contributions and Investment Options

All investment options are established by the Plan with guidelines as to the purpose of each fund. Each of the investment funds has a custodian responsible for the safekeeping and investment of the assets of the fund.

Participants may contribute from 1 to 75% of their compensation to the Plan via payroll deductions, except for highly compensated employees who may contribute from 1 to 7% of their compensation.  During 2003, non-highly compensated employees could contribute from 1 to 25% of their compensation to the Plan.  Participants may direct their contributions plus earnings thereon into any of eight investment fund options or a combination thereof in multiples of 5%.  Additionally, participants age 50 or older may make additional “catch-up” contributions limited to $3,000 in 2004 and $2,000 in 2003. All participant contributions are fully vested and non-forfeitable.

The Company makes an employer matching contribution of 30 cents for every dollar a participant contributes up to 6% of his or her compensation.  Employer contributions under this provision are made in Rollins, Inc. common stock.  In order to receive a matching contribution for the Plan year, a participant must be actively employed on December 31.

Participants vest in employer contributions based on years of service as follows:

Vested Percentage

Years of service:
Less than two	0%
Two	20
Three	40
Four	60
Five	80
Six or more	100

Forfeited nonvested accounts are used to reduce employer contributions. Total forfeitures used to reduce employer contributions were $103,383 in 2004 and $137,058 in 2003.

Contributions are subject to certain regulatory limitations.

4.  Participant Accounts

The Plan’s record keeper is Hewitt and Associates, LLP (“Hewitt”). Separate accounts are maintained for each participant by Hewitt. Income and losses on Plan investments are allocated to the participants’ accounts in accordance with the provisions of the Plan. Hewitt provides a daily valuation of participant accounts.

5.  Participant Loans

The Plan provides for loans to participants of up to the lesser of 50% of the individual participant’s vested account balance or $50,000.  A participant’s loan payments of principal and interest are allocated to his/her accounts under the Plan and invested according to the participant’s then current investment elections. Loan terms range from 1 to 5 years. The loans are secured by the balance in the participant’s account and bear interest at the prime rate as of the end of the month plus 2.0%. The loan interest rate is set on the first day of the following processing cycle.  Principal and interest are paid ratably through monthly payroll deductions.

6.  Payment of Benefits

Upon retirement, death, total and permanent disability, or termination for any reason, the participant or his or her beneficiary may receive the total value of his or her vested account in a lump sum distribution. A participant with at least $5,000 in his or her 401(k) account may elect to defer the payment of his or her account from the Plan to the April 1st or December 31st after he or she attains age 70 ½.

In addition, a participant may elect to withdraw all or a portion of his or her account at any time through hardship provisions as defined by the Internal Revenue Code (the “Code”) and subject to approval by the Company. In the case of a hardship, a participant may not make any contributions for a period of six months.

7.  Administrative Expenses

The Company pays substantially all administrative fees of the Plan.

8.  Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

9.  Investment Options

Participants may direct their contributions and any related earnings into a number of available investment options that vary in degree of risk and investment objective.  Participants may change their investment options once every 30 days.  The Plan Administrator may change the investment options available to participants at any time.  The following investment options were available as of December 31, 2004: CIGNA Guaranteed Long Term Fund (“Fixed Income Fund”), PIMCO Total Return Fund, Dodge and Cox Balanced Fund, Vanguard Windsor II Fund, American Funds Growth Fund of America, JP Morgan Mid Cap Value Fund, American Funds Capital World Growth Fund, and Rollins, Inc. Stock.  The Rollins, Inc. Stock Fund consists of the Company’s common stock and a short-term interest bearing cash account necessary to maintain liquidity.

During 2004, the Plan Administrator made the following investment option changes:

•                  Effective April 1, 2004, new investment options available to participants: American Funds Growth Fund of America, JP Morgan Mid Cap Value Fund, and American Funds Capital World Growth Fund.

•                  Effective April 1, 2004, replacement of the Janus Equity Fund and the Janus Worldwide Fund (the “replaced funds”) with the American Funds Growth Fund of America and the American Funds Capital World Growth Fund (the “new funds”), respectively.  Hewitt transferred participant balances remaining in the replaced funds to the new funds on April 1, 2004.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.  Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates that affect the amounts reported in the accompanying financial statements and accompanying notes. Actual results could differ from those estimates.

2.  Investment Valuation

All investment fund options, excluding the employer contribution portion of the Rollins, Inc. Common Stock Fund, are 100% participant-directed. Except for the Fixed Income Fund, the Plan’s investments are stated at fair value, which equals the quoted market price on the last business day of the Plan year. The participant loans are valued at their outstanding balances, which approximate fair value.  Securities transactions are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Fixed Income Fund

The Fixed Income Fund represents deposits and interest earned thereon in this fund managed by Connecticut General Life Insurance Company.

The group annuity contract under which these deposits have been made has been determined to be fully benefit-responsive under the American Institute of Certified Public Accountants’ Statement of Position 94-4. Therefore, this investment is carried at contract value in the accompanying financial statements. At December 31, 2004 and 2003, the crediting interest rate was 4.20% and 4.70%, respectively. This rate may be changed under the terms of the contract, but in no case is it adjusted to less than 0%. The annual yield on the contract for the years ended December 31, 2004 and 2003 was 4.1% and

4.64%, respectively. The fair value of the contract at December 31, 2004 and 2003 was approximately $33.4 million and $34.9 million, respectively. This contract is subject to credit risk based on the ability of the insurance company to meet interest or principal payments or both as they become due.

3. Master Trust

The Plan participates in the Rollins Retirement Account Master Trust (the “Master Trust”) with the 401(k) Plan of LOR, Inc., a company controlled by R. Randall Rollins and Gary W. Rollins, executives of the Company.  The Master Trust reinvests all dividend and interest income received on securities owned by the Master Trust.  The value of the units in the Master Trust is adjusted daily to reflect the fair value of the investments. The Master Trust units may be redeemed by the Plan for an amount equal to their current market values, except for units in the Fixed Income Funds, which are redeemable at contract value. The fair value of the Plan’s interest in the Master Trust is based on the beginning of the year value of the Plan’s interest in the Master Trust plus actual contributions, allocated investment income, less distributions and any allocated administrative expenses.

The Plan’s interest in the assets of the Master Trust is included in the accompanying statements of net assets available for benefits at December 31, 2004 and 2003. A summary of the net assets of the Master Trust is as follows:

	December 31
	2004	2003
Investments, at fair value as determined by quoted market prices:
Mutual funds	$70,252,728	$62,042,030
Common stock – Rollins, Inc.	35,649,335	29,720,404
Money market funds	2,619,798	1,710,716
Investments, at contract value:
Group annuity contract	32,985,115	33,744,195
Accrued investment income	22,018	21,471
Accrued expenses and other liabilities	(2,858)	(3,096)
Net assets of Master Trust	$141,526,136	$127,235,720

Master Trust income allocated to the participating plans for the years ended December 31, 2004 and 2003 are as follows:

	December 31
	2004	2003

Interest income	$1,536,628	$1,846,960
Dividends	1,137,831	765,783
Net appreciation in fair value of mutual funds	5,838,519	11,242,184
Net appreciation in fair value of Rollins, Inc. common stock	5,001,323	7,215,061
Net investment income	$13,514,301	$21,069,988

The Rollins, Inc. common stock is allocated 100% to the participants of the Rollins 401k Plan.

The Plan’s interest in the net assets of the Master Trust is allocated based on the individual plan participants’ investment balances.  Investment income of the Master Trust is allocated based upon each Plan’s interest within each of the investment funds held by the Master Trust. Allocations of the net assets of the Master Trust to participating plans are as follows:

	December 31
	2004		2003
	Amount	Percent	Amount	Percent

Rollins 401(k) Plan	$130,844,436	92.5%	$117,707,629	92.5%
LOR 401(k) Plan	10,681,700	7.5	9,528,091	7.5
	$141,526,136	100.0%	$127,235,720	100.0%

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 15, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (“the Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

5. Nonparticipant-Directed Investments

The employer matching contribution is invested in the Rollins, Inc. Common Stock Fund and may not be transferred by the participants. The portion of the Rollins, Inc. Common Stock Fund that is nonparticipant-directed was $26,808,558 and $23,084,866 at December 31, 2004 and 2003, respectively. Net assets of the Rollins, Inc. Common Stock Fund (including both participant-directed and nonparticipant-directed amounts) are as follows:

	December 31
	2004	2003

Rollins, Inc. common stock	$35,649,334	$29,720,404
Money market fund	1,624,505	1,008,107
Employer contribution receivable	2,198,723	2,149,661
Accrued income	2,516	787
	$39,475,078	$32,878,959

Changes in net assets (including both participant-directed and nonparticipant-directed amounts) for the year ended December 31, 2004 and 2003 are as follows:

	December 31
	2004	2003

Employer contributions net of forfeitures	$2,181,485	$2,150,323
Participant contributions	1,395,000	1,170,964
Investment income	5,345,711	7,501,357
Distributions to participants	(3,115,233)	(2,448,442)
Interest on loans	38,846	39,811
Net transfers from other funds	610,697	564,882
Net change	$6,456,506	$8,978,895

6.  Related Party Transactions

Plan investments include shares of the Company’s common stock.  In addition, the Chief Financial Officer of the Company is the Plan Administrator.

7.  Benefits Payments

Benefits payments are recorded when paid.

8. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2004	2003

Net assets available for benefits per the financial statements	$138,845,400	$125,239,371
Amounts allocated to withdrawn participants	—	(121,075)
Net assets available for benefits per the Form 5500	$138,845,400	$125,118,296

The following is a reconciliation of distributions to participants per the financial statements to the Form 5500:

	Year ended December 31, 2004	Year ended December 31, 2003

Distributions to participants per the financial statements	$12,835,238	$10,866,439
Amounts allocated to withdrawn participants	(121,075)	121,075
Distributions to participants per the Form 5500	$12,714,163	$10,987,514

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

9. Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Rollins 401(k) Plan

EIN: 51-0068479     Plan No.: 001

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2004

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value

*	Participant Loans	Interest rates ranging from 6.00% to 11.50%	$—	$5,825,376
Total			$—	$5,825,376

* Indicates a party-in-interest to the Plan.

Plan assets invested in the Master Trust are excluded from this schedule.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROLLINS 401(k) Plan
(Registrant)

Date: June 29, 2005	By:	/s/ Harry J. Cynkus
Harry J. Cynkus
Plan Administrator

INDEX TO EXHIBITS

Exhibit Number

(23.1)Consent of Ernst & Young LLP, Independent Registered Public Accounting firm.

(23.2)Consent of Grant Thornton LLP, Independent Registered Public Accounting firm.